UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	[ ]Form 10-K	[ ]Form 20-F	[ ]Form 11-K	[X]Form 10-Q
[ ]Form N-SAR

                For Period Ended:                                                      September 30, 2011

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

ZAGG Inc
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(Full Name of Registrant)

N/A
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(Former Name if Applicable)

3855 South 500 West, Suite J
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(Address of Principal Executive Office (Street and Number))

Salt Lake City, Utah 84115
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(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ZAGG Inc (the “Company”), has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”) by the November 14, 2011 due date. On September 23, 2011, the counterparty to a note receivable defaulted on the note, with original principal amount of $4.1 million and carrying amount of $3.9 million.  The counterparty did not remedy the default within the cure period ending October 23, 2011, and accordingly, the Company began the foreclosure process. The note receivable is collateralized by shares of ZAGG common stock, preferred stock and warrants in a private company, real property, and interests in companies that hold real property. The delay in filing the Form 10-Q is the direct result of the time required to complete the valuations of this collateral and the related disclosures.  The Company anticipates recording an impairment charge on the note receivable of approximately $1.1 million, but the amount of the charge may change as valuation procedures are finalized.

The Company expects to file the Form 10-Q for the quarter ended September 30, 2011 by November 19, 2011.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brandon T. O’Brien ----------------------------------	801 -----------	263-0699 ----------------------
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been     filed? If answer is no, identify report(s).

[X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management Response

Due to continued strong operating results year-over-year and the acquisition of iFrogz on June 21, 2011, Management expects significant changes in the results of operations comparing the third quarter of 2011 to the third quarter of 2010.

Specifically, net sales for third quarter of 2011 increased 99% to $45.9 million from $23.1 million in the same quarter last year.

Gross profit for the third quarter was $19.5 million or 42% of net sales, representing a 68% increase, versus $11.6 million or 50% of net sales in the third quarter of the prior year.

In the quarter, ZAGG incurred charges specific to the third quarter that impacted operating expenses and operating income.  These included an anticipated impairment charge of $1.1 million against the note receivable and additional transaction costs related to the iFrogz acquisition of $0.1 million.  The Company is completing the valuation of the underlying collateral associated with the note receivable and the impairment charge may change as valuation procedures are finalized.  Operating income for the third quarter was $4.6 million compared to $6.2 million for the second quarter.

Net income attributable to stockholders for the third quarter was $2.2 million or $0.07 per diluted share as compared to net income attributable to stockholders of $3.9 million or $0.16 per diluted share in the third quarter of 2010.

ZAGG Inc
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Brandon O’Brien
Brandon O’Brien
Chief Financial Officer

________________________________ATTENTION__________________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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